UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K/A


          [X]              ANNUAL REPORT PURSUANT TO
                    SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998

                                       OR

          [ ]      Transition Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                        For the Transition Period From to

                         Commission file number: 1-14659

                          WILMINGTON TRUST CORPORATION
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Delaware
          ------------------------------------------------------------
            (State or jurisdiction of incorporation or organization)

                                   51-0328154
          ------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

                  Rodney Square North, 1100 North Market Street
                            Wilmington, DE 19890-0001
          ------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (302) 651-1000
          ------------------------------------------------------------
              (Registrant's telephone number, including area code)

                               Thrift Savings Plan
                              (Full title of plan)

1. The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation's stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt instruments and stocks of new and established companies. A list of the names and addresses of those funds as of December 31, 1998 is set forth on Schedule 1 attached hereto and made a part hereof.

2.
         (a) The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974 ("ERISA"), are attached hereto as
                  Exhibit 99.1.

         (b) The written consent of the accountant with respect to the financial statements for the Thrift Savings Plan is attached hereto as Exhibit 99.2.

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K/A as of June 28, 1999.


                                        /s/ David R. Gibson
                                        -----------------------------(SEAL)
                                        David R. Gibson, Chairman



                                        /s/ Robert J. Christian
                                        -----------------------------(SEAL)
                                        Robert J. Christian



                                        /s/ Howard K. Cohen
                                        -----------------------------(SEAL)
                                        Howard K. Cohen



                                        /s/ Thomas P. Collins
                                        -----------------------------(SEAL)
                                        Thomas P. Collins



                                        /s/ Michael A. DiGregorio
                                        -----------------------------(SEAL)
                                        Michael A. DiGregorio



                                        /s/ William J. Farrell, II
                                        -----------------------------(SEAL)
                                        William J. Farrell, II



                                        /s/ Joseph M. Jacobs, Jr.
                                        -----------------------------(SEAL)
                                        Joseph M. Jacobs, Jr.



                                        /s/ Kermit B. Wooden
                                        -----------------------------(SEAL)
                                        Kermit B. Wooden

                                   SCHEDULE 1

 1. Rodney Square Strategic Fixed-Income Intermediate Bond Portfolio Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

 2.    Rodney Square Strategic Large Cap Value Equity Portfolio
       Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

 3.    Rodney Square Strategic Large Cap Growth Equity Portfolio
       Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

 4.    Rodney Square International Equity Portfolio
       Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

 5.    Rodney Square Small Cap Equity Portfolio
       Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

 6.    Bank Stock Fund
       Wilmington Trust Company
       Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

 7.    Money Market Fund
       Wilmington Trust Company
       Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

 8.    Short-Term U.S. Government Fund
       Wilmington Trust Company
       Rodney Square North
       1100 North Market Street
       Wilmington, DE  19890-0001

                                 EXHIBIT INDEX
                                 -------------


     EXHIBIT                     EXHIBIT                        PAGE NUMBER
     -------                     -------                        -----------

       99.1            Financial statements                         7

       99.2            Consent of independent auditor              33